Exhibit 99.3
InterXion Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditure of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements.
In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the “Internal-Control Integrated Framework (2013)”, established by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).
Management identified a material weakness relating to insufficient coverage of Assurance Reports on Controls at a Service Organization or Service Organization Controls (“SOC”) reports from a service provider which operates a platform for processing payments and which we use to pay the majority of our operating and capital expenses (the “Payments Vendor”). By using the Payments Vendor’s service, we are required to obtain its SOC reports for the assurance of effectiveness of internal control over their platform system and/or obtain alternative evidence to conclude on the effectiveness of internal control over their platform systems. Despite our requests, we were unable to obtain SOC reports from the Payments Vendor or obtain alternative evidence to conclude on the effectiveness of internal control over their platform system for the year ended December 31, 2018 and therefore, we did not receive sufficient evidence of the operating effectiveness of the relevant internal controls at the Payments Vendor prior to submission of this annual report on Form 20-F. Although, we performed additional testing subsequent to year end, including enquiring whether our vendors and other payees received payments, such testing was performed after the year ended December 31, 2018 and therefore such testing was not performed in a timely manner. Based on our communication with the Payments Vendor, our extensive testing subsequent to the year ended December 31, 2018 and the amount of time that elapsed since December 31, 2018, we are unaware that any of our vendors and payees have not received the correct payments through the Payments Vendor and thus our financial results, financial position and cash flows as of and for the year ended December 31, 2018 have not been affected. Therefore, management does not believe that the material weakness described above has caused our financial statements as of and for the year ended December 31, 2018 to contain a material misstatement.
Based on this assessment, management identified a deficiency in the internal control over financial reporting that constitutes a material weakness, and therefore concluded that our internal control over financial reporting was not effective as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Remediation Efforts to Address Material Weakness Identified as of December 31, 2018
The Company began to remediate the identified material weakness in the first quarter of 2019 once we were made aware that the SOC reports would not be available prior to the submission of this annual report on Form 20-F for the year ended December 31, 2018.
A series of remedial measures were performed and continue to be taken, including updating our internal policies and assessing procedures to enhance control over services from the Payments Vendor, and monitoring over its services. The Company has also received confirmation from the Payments Vendor regarding rectification, including an indication from the Payments Vendor that it anticipates providing the Company with SOC reports for future reporting periods that will satisfy our internal control requirements. In addition, the Company intends to enhance internal requirements and criteria in selecting future third-party service providers
Based on discussion with the Payments Vendor, the Company anticipates receiving the SOC reports in the second quarter of 2019, covering the period from January 1, 2019 to March 31, 2019, and will review and check for any deficiency or access control issue. We will monitor progress toward that delivery and, if necessary, consider alternative arrangements. In addition, we are reviewing related existing internal controls to consider additional and modified controls to strengthen the control environment without regard to whether we obtain the SOC reports from our Payments Vendor.
Remediation Efforts to Address Material Weakness Identified as of December 31, 2017
The material weakness disclosed in our annual report on Form 20-F for the year ended December 31, 2017 pertaining to a deficiency in the design of internal controls relating to the technical accounting of share-based payments has been remediated during the year ended December 31, 2018. The specific remediation actions taken by management included:
•strengthening our existing review process for the complex area of share-based payments by adding additional independent outside specialists to both evaluate the assumptions applied in the calculations of share-based payments and checking our resulting valuations;
•conducting a review of the application of IFRS 2 requirements on individual share awards each quarter, as opposed to solely conducting the analysis at the time new incentive plans and/or modifications to existing incentive plans are made and/or implemented; and
•strengthening our existing control procedures relating to changes in existing share award plans and the forfeitures of share awards by designing and implementing additional controls.